

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT SEC
## FORM X-17A-5  Mail Processing
## PART III  Section

FEB 25 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder



14045929

| SEC FILE NUMBER |
|---|
| 8- 52049 |

REPORT FOR THE PERIOD BEGINNING_____**01/01/13**_____ AND ENDING_____**12/31/13**_____
                                                       MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CORMARK SECURITIES (USA) LIMITED**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

**Suite 2800, 200 Bay Street, Royal Bank Plaza – South Tower**
                                        (No. and Street)

**Toronto**                    **Ontario (CANADA)**                    **M5J 2J2**
(City)                         (State)                         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**W. Jeffrey Kennedy**                                        **(416) 943-6401**
                                                  (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**ERNST & YOUNG LLP**
(Name – if individual, state last, first, middle name)

**222 Bay Street, P.O. Box 251, Toronto, Ontario CANADA**                    **M5K 1J7**
(Address)                         (City)                         (State)                         (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **W. JEFFREY KENNEDY** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CORMARK SECURITIES (USA) LIMITED** , as of **31st December** , 20 **13** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

**Chief Financial Officer**

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

# Cormark Securities (USA) Limited
December 31, 2013

With

Report And Supplementary Report of Independent
Registered Public Accounting Firm
[Confidential Pursuant to SEC Rule 17a-5(e)(3)]





Building a better
working world

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
**Cormark Securities (USA) Limited**

We have audited the accompanying financial statements of **Cormark Securities (USA) Limited**, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

**EY**

A member firm of Ernst & Young Global Limited

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cormark Securities (USA) Limited** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Ernst + Young LLP*

Toronto, Canada,
February 13, 2014.

Chartered Accountants
Licensed Public Accountants



# Cormark Securities (USA) Limited

# STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

As of December 31

|  | 2013 $ |
|---|---|
| **ASSETS** |  |
| Cash | 2,216,505 |
| Cash segregated under federal and other regulations *[note 3]* | 2,999,970 |
| Due from brokers *[note 4]* | 1,003,316 |
| Due from clients | 1,314 |
| Due from parent *[note 4]* | 76,744 |
|  | 6,297,849 |
|  |  |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** |  |
| **Liabilities** |  |
| Due to brokers *[note 4]* | 1,004,630 |
| Accrued liabilities | 91,478 |
| **Total liabilities** | 1,096,108 |
|  |  |
| **Stockholder's equity** |  |
| Capital stock *[note 6]* | 2,350,000 |
| Retained earnings | 2,400,824 |
| Accumulated other comprehensive income | 450,917 |
| **Total stockholder's equity** | 5,201,741 |
|  | 6,297,849 |

*See accompanying notes*

On behalf of the Board:

Director

Director

**Cormark Securities (USA) Limited**

# STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

[Expressed in U.S. dollars]

Year ended December 31

|  | 2013 |
|---|---|
|  | $ |
| **REVENUE** | |
| Commissions | 7,048,256 |
| Gain on foreign currency | 301,541 |
|  | 7,349,797 |
| **EXPENSES** | |
| Variable compensation *[note 4]* | 5,992,336 |
| Trading operating and administrative *[note 4]* | 1,257,519 |
| Other | 99,942 |
|  | 7,349,797 |
| **Net income** | — |
| **OTHER COMPREHENSIVE LOSS** | |
| Net change in unrealized gains/losses | |
| on foreign currency translation | (359,192) |
| **Comprehensive loss** | (359,192) |

*See accompanying notes*

**Cormark Securities (USA) Limited**

# STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
[Expressed in U.S. dollars]

Year ended December 31

|  | 2013 $ |
|---|---:|
| **CAPITAL STOCK** *[note 6]* |  |
| Balance, beginning of year | 2,350,000 |
| Issued during the year | — |
| **Balance, end of year** | 2,350,000 |
|  |  |
| **RETAINED EARNINGS** |  |
| Balance, beginning of year | 2,400,824 |
| Net income | — |
| **Balance, end of year** | 2,400,824 |
|  |  |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME** |  |
| Accumulated other comprehensive income, beginning of year | 810,109 |
| Other comprehensive loss for the year | (359,192) |
| **Accumulated other comprehensive income, end of year** | 450,917 |
|  |  |
| **Total stockholder's equity** | 5,201,741 |

*See accompanying notes*

**Cormark Securities (USA) Limited**

# STATEMENT OF CASH FLOWS
[Expressed in U.S. dollars]

Year ended December 31

|  | 2013 $ |
| --- | --- |
| **OPERATING ACTIVITIES** | |
| Net income | — |
| Changes in operating assets and liabilities | |
| Increase in due from parent | (985,178) |
| Decrease in due from brokers | 2,421,302 |
| Decrease in due from clients | 6,454,148 |
| Decrease in accrued liabilities | (60,887) |
| Decrease in due to brokers | (8,838,265) |
| Decrease in due to clients | (37,185) |
| **Cash used in operating activities** | (1,046,065) |
| | |
| Effect of foreign exchange on cash balances | (359,192) |
| | |
| **Net decrease in cash during the year** | (1,405,257) |
| Cash, beginning of year | 3,621,762 |
| **Cash, end of year** | 2,216,505 |

*See accompanying notes*

**Cormark Securities (USA) Limited**

# NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2013

## 1. INCORPORATION AND CORPORATE ACTIVITIES

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, Cormark Securities Inc. [the "Parent"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Cormark Securities Inc., a Canadian owned investment dealer. Cormark Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

## 2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

### Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

### Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Financial assets and liabilities

Balances due from brokers, due from clients and due from parent are classified as loans and receivables. Balances due to brokers are classified as other financial liabilities. These balances

1



**Cormark Securities (USA) Limited**

# NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2013

are reported at amortized cost on the statement of financial condition. Due to the short term nature of these instruments, amortized cost approximates fair value.

Financial Account Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

## Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ["SFAS 109"], which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.



**Cormark Securities (USA) Limited**

# NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2013

## Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income.

## 3. CASH ON DEPOSIT

Cash on deposit of $2,999,970 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

## 4. RELATED PARTY TRANSACTIONS

Under an operating agreement dated November 1, 1999 and amended October 1, 2011, the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and are recorded as trading and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of income and comprehensive income as variable compensation. The amendment to the operating agreement identifies certain operating costs of the Parent that are allocated to the Company and further entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation and management costs, which is also included in variable compensation.

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Condition. This balance of $76,744 is due on demand and is non-interest bearing. Included in this is an amount of $91,478 that is related to a Third Party Research Arrangement ["Arrangement"] between the Company and Pyramis Global Advisors ["Pyramis"]. The Company provides security transaction services to Pyramis and receives commissions for these transactions. Under the terms of the Arrangement a portion of the commissions received by the Company is included in commission revenue and the remainder is held in a fee account to be paid to other parties as directed by Pyramis for research services that Pyramis has received. From this arrangement, the Company also receives revenue by providing research to Pyramis.

As of December 31, 2013, amounts due from broker of $347,180 and due to broker of $657,450 were receivable/payable from/to the Company's Parent for securities related transactions. Such amounts are non-interest bearing.

3



**Cormark Securities (USA) Limited**

# NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2013

## 5. INCOME TAXES

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the year ended December 31, 2013 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

## 6. CAPITAL STOCK

|  | 2013 $ |
| --- | --- |
| **Authorized** | |
| Unlimited Class A common shares, without par value | |
| | |
| **Issued and outstanding** | |
| 2,350,000 common shares | 2,350,000 |

## 7. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As of December 31, 2013, the Company had net capital of $5,008,326, which was $4,758,326 in excess of the required net capital of $250,000.

## 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 13, 2014 and has noted no significant events since the date of the statement of financial condition.

4



# COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
[Expressed in U.S. dollars]

As of December 31

|  | 2013<br>$ |
|---|---|
| **Total stockholder's equity** | 5,201,741 |
| Deductions and/or charges |  |
| Non-allowable assets |  |
| Due from parent | 76,744 |
| Charges for aged fails to deliver | 47,300 |
| Insurance deductible in excess of 10% of early |  |
| warning capital requirement | 17,010 |
| Haircut on unhedged foreign currency | 52,361 |
| **Net capital** | 5,008,326 |
| **Minimum net capital** | 250,000 |
| **Excess net capital** | 4,758,326 |

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013 unaudited FOCUS Part II A Report.

**Cormark Securities (USA) Limited**                    **Schedule II**

# COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER SEC RULE 15c3-3
[Expressed in U.S. dollars]

As of December 31

|                                                                              | 2013 $    |
|------------------------------------------------------------------------------|-----------|
| **Credit balances**                                                          |           |
| Free credit balances and other credit balances in customers' security accounts | —         |
| Customers' securities failed to receive                                      | 1,004,630 |
| **Debit balances**                                                           |           |
| Debit balances in customers' accounts                                        | 1,314     |
| Failed to deliver of customers' securities not older than 30 calendar days   | 1,003,316 |
|                                                                              | 1,004,630 |
| Less 3% reserve, calculated under the alternative method                     | 30,139    |
| **Total 15c3-3 debits**                                                      | 974,491   |
| **Excess of total credits over total debits**                                | 30,139    |
| **Amount held on deposit in "Reserve Bank Account"**                         | 2,999,970 |
| **Frequency of computation**                                                 | Weekly    |

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013 unaudited FOCUS Part II A Report.

# INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

[Expressed in U.S. dollars]

As of December 31

State the market valuation and the number of items of:

|  | 2013 $ |
|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2013, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 | Nil |
| Actual number of items | Nil |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce for possession or control had not been issued as of December 31, 2013, excluding items existing from temporary lags that result from normal business operations as permitted under Rule 15c3-3 | Nil |
| Actual number of items | Nil |

# SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Board of Directors
**Cormark Securities (USA) Limited**

In planning and performing our audit of the financial statements of **Cormark Securities (USA) Limited** (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**EY**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst + Young LLP*

Toronto, Canada,
February 13, 2014.

Chartered Accountants
Licensed Public Accountants



# SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of **Cormark Securities (USA) Limited**

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Cormark Securities (USA) Limited**, the Securities Investor Protection Corporation ["SIPC"], the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period from January 1, 2013 through December 31, 2013 covered by the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

    Procedure completed without exception

2.  Compared the amounts reported on the Book of Record and General Ledger with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2013 to December 31, 2013.

    Procedure completed without exception

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

    Procedure completed without exception

4.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

    Procedure completed without exception



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period from January 1, 2013 through December 31, 2013 covered by the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

Toronto, Canada,
February 13, 2014.

Chartered Accountants
Licensed Public Accountants

**EY**

